

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 8, 2008

Mr. Patrick T. Mulva
Vice President and Controller
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX  75039

> **Re:    Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-02256**
> **Response Letter Dated August 26, 2008**

Dear Mr. Mulva:

　　　We have reviewed your response and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Oil and Gas Reserves, page 44

1.　　We note your response to our prior comments.  Please correlate your term "commerciality" to the activity stages identified in paragraphs 16-23 of SFAS 19 as well as the definitions found in Rule 4-10(a)(15)-(17) of regulation S-X. Please clarify if your use of this term is to indicate the start of either the development stage or the production stage.

2.      Your response indicates that you capitalize the costs of injected materials throughout the life of a tertiary project once a tertiary recovery process is proven for a reservoir.  Please tell us why you believe your accounting policy is consistent with the activity based guidance found in SFAS 19.

3.      Please clarify if your policy to capitalize costs includes the costs of re-injecting materials, the cost of new materials, and other costs incurred to maintain reservoir pressure while in the production stage of a tertiary project.

4.      We note your response to our prior comment number two.  Your response states that although you do not consider certain activities prior to determining a tertiary project's commerciality to be exploration activities, you expense them as incurred.  Using the terms found in SFAS 19 and definitions in Rule 4-10(a) of regulation S-X, please tell us what you believe these costs represent.

5.      Please contact us to discuss these comments at your earliest opportunity.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3740 with any other questions.

                                            Sincerely,


                                            H. Roger Schwall
                                            Assistant Director